December 7, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance, Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ada D. Sarmento and Suzanne Hayes

RE:	VistaGen Therapeutics, Inc. Registration Statement on Form S-1 Filed October 18, 2017 File No. 333-221009

Ladies and Gentlemen:

This letter is submitted on behalf of VistaGen Therapeutics, Inc. (the “Company”) in response to the comment issued by the staff of the Office of Healthcare & Insurance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company's Registration Statement on Form S-1 (the “Registration Statement”), filed on October 18, 2017, as set forth in your letter, dated October 31, 2017 (the “Comment Letter”) addressed to Mr. Singh, acting Chief Executive Officer of the Company. Contemporaneously herewith, the Company is filing Amendment No. 1 to the S-1 (the “Amended Registration Statement”) in response to the Staff’s comments raised in the Comment Letter.

For reference purposes, the Staff’s comments have been reproduced in bold herein, with the Company’s responses immediately following the respective comments. The responses provided herein are based upon information provided to Disclosure Law Group, a Professional Corporation, by the Company.

Cover Page

1.
Please disclose the method you will use to determine the price of the common stock. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

Response

In response to Staff’s comment, the Company has revised the cover page of the Amended Registration Statement to include the disclosure required by Item 501(b)(3) of Regulation S-K.

General

2.
Please revise your prospectus prior to effectiveness to disclose the number of shares to be offered. For guidance, please refer to Rule 430A and Compliance and Disclosure Interpretation, Securities Act Rules, Question 227.02.

Response

In response to Staff’s comment, the prospectus included in the Amended Registration Statement discloses the estimated number of securities to be offered.

* * *

If you have any questions or would like to discuss our response, please contact the undersigned at (619) 795-7050.

Very truly yours, /s/ Jessica R. Sudweeks Jessica R. Sudweeks Partner Disclosure Law Group, Professional Corporation

cc:    Shawn Singh
         Chief Executive Officer
         VistaGen Therapeutics, Inc.